                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         GRAND TOYS INTERNATIONAL, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    386492201
                                 (CUSIP Number)


                                   Ofer Nissim
                               65 High Ridge Road
                                    Suite 500
                           Stamford, Connecticut 06905
                                 (203) 899-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 29, 2000
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 8)


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--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ark Foundation LLC

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [_]


--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                             [_]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut

--------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER               0
         SHARES
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER             375,000
          EACH
       REPORTING        --------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER          0

                        --------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER        0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         575,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [_]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.77%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Knox Security Engineering Corporation

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [_]


--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                             [_]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut

--------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER               0
         SHARES
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER             150,000
          EACH
       REPORTING        --------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER          0

                        --------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER        150,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         575,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [_]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.77%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ofer Nissim

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [_]


--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                             [_]


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel

--------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER               50,000
         SHARES
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER             525,000
          EACH
       REPORTING        --------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER          50,000
                        --------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER        150,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         575,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [_]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.77%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

         On December 30, 1998, Ark Foundation LLC, a Connecticut limited liability company ("Ark"), entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Great American Acquisition Corp., a Nevada corporation ("GAAC"), currently operating as Ark Puzzles, Inc., pursuant to which Ark agreed to sell certain of its assets to GAAC. As partial consideration for such assets, GAAC issued Ark an Interest Bearing Subordinated Promissory Note in the aggregate principal amount of $1,500,000, dated as of January 1, 1999 (the "Note"). The Note obligates GAAC to make interest payments to Ark according to a schedule set forth in the Note. Under the terms of the Note, an interest payment was due October 1, 2000. GACC failed to make such interest payment and is therefore in default under the Note. Ark delivered formal written notice of this default to GAAC on October 5, 2000.

         GAAC's obligations under the Note are secured by the pledge of 375,000 shares (the "Pledged Shares") of the Common Stock, par value $0.001 per share ("Common Stock"), of Grand Toys International, Inc. ("Grand Toys"), GAAC's parent corporation, pursuant to a Pledge Agreement, dated as of January 1, 1999 (the "Pledge Agreement"), between Ark and Grand Toys. Upon the occurrence of an event of default under the Note, the Pledge Agreement permits Ark to register the Pledged Shares in Ark's name and to exercise all voting power pertaining to the Pledged Shares. On November 29, 2000, Ark informed Grand Toys and the transfer agent for Grand Toys' Common Stock of Ark's intention to register the Pledged Shares in Ark's name as contemplated by the Pledge Agreement.

         In connection with the Asset Purchase Agreement, Ark also received 200,000 shares (the "Preferred Shares") of the Series A 5% Cumulative Convertible Redeemable Preferred Stock, par value $5.00 per share, of Grand Toys (the "Preferred Stock"). Ark transferred all of the Preferred Shares to Knox Security Engineering Corporation, a Connecticut corporation ("Knox"). Knox has since converted 100,000 of the Preferred Shares into Common Stock and has sold 50,000 of such common shares. Knox still owns 50,000 shares of Common Stock and 100,000 shares of Preferred Stock.

         In connection with the acquisition contemplated by the Asset Purchase Agreement, Ofer Nissim, the holder of all of the outstanding equity and voting interests in Ark and Knox, entered into an employment agreement with GAAC, dated as of January 1, 1999 (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Nissim was granted options (the "Options") to purchase 50,000 shares of Common Stock. Mr. Nissim is no longer employed by GAAC.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Grand Toys International, Inc., a Nevada corporation, which has its principal executive offices at 1710 Trans Canada Highway, Dorval, Quebec, Canada H9P 1H7. This statement relates to Grand Toys' common stock, $0.001 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) and (f). This Schedule 13D is being filed by: (i) Ark Foundation LLC, a Connecticut limited liability company, with its principal business address at 65 High Ridge Road, Suite 500, Stamford, Connecticut 06905, (ii) Knox Security Engineering Corporation, a Connecticut corporation, with its principal business address at 65 High Ridge Road, Suite 500, Stamford, Connecticut 06905, and (iii) Ofer Nissim, a resident of the State of New York with a business address at 65 High Ridge Road, Suite 500, Stamford, Connecticut 06905. Ark and Knox are both wholly owned by Ofer Nissim. Ark is not operating any business other than holding the Note and the Pledged Shares. Knox is in the business of high-tech research and development. Ofer Nissim is the sole member and manager of Ark and the

President, Secretary and Treasurer and sole director of Knox, which has no other officers. Ofer Nissim is a citizen of Israel and a permanent resident of the United States of America.

(d) and (e). During the last five years, none of Ark, Knox or Ofer Nissim was
(A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Ark acquired its interest in the Pledged Shares as the result of GAAC's default under the Note and Ark's exercise of its remedies under the Pledge Agreement.

Knox acquired its interest in the Preferred Shares by assignment from Ark, which received the Preferred Stock as a portion of the consideration for the assets purchased by GAAC pursuant to the Asset Purchase Agreement.

Ofer Nissim acquired his interest in the Options pursuant to the Employment Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

Ark acquired the Pledged Shares in accordance with the Pledge Agreement in order to avail itself of its remedies thereunder. The purpose of the acquisition of the other shares of Common Stock and Preferred Stock referred to herein is solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Ark is the beneficial owner of 375,000 shares of Grand Toys' Common Stock (the "Ark Shares"), representing 11.59% of the outstanding shares of Grand Toys' Common Stock. Knox is the record holder of 50,000 shares of the Common Stock and 100,000 shares of the Preferred Stock (the "Knox Shares"), which are convertible into Common Stock that would represent, in the aggregate, 4.64% of the outstanding shares of Grand Toys' Common Stock. Ofer Nissim is the record holder of 50,000 options to purchase shares of the Common Stock that, if exercised, would represent 1.55% of the outstanding shares of Grand Toys' Common Stock. As the sole owner of Ark and Knox, Ofer Nissim is a beneficial owner of the Ark Shares and the Knox Shares.

(b) Each of Knox and Ofer Nissim are deemed to share the power to vote and dispose of the Knox Shares. Ofer Nissim is deemed to have voting and dispository power over the shares of Common Stock underlying the Options. Pursuant to the Pledge Agreement, Ark is deemed to have voting power over the Ark Shares, but does not yet have the power to dispose of the Ark Shares since the Ark Shares have not yet been registered in Ark's name.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2000

                                          ARK FOUNDATION LLC


                                          By: /s/ Ofer Nissim
                                              --------------------------
                                              Name: Ofer Nissim
                                              Title: Sole Member and Manager


                                          KNOX SECURITY ENGINEERING CORPORATION


                                          By: /s/ Ofer Nissim
                                              --------------------------
                                              Name:  Ofer Nissim
                                              Title: President



                                          /s/ Ofer Nissim
                                          ------------------------------
                                          Ofer Nissim